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JULIE.GAO@SKADDEN.COM	TEL: (852) 3740-4700	LOS ANGELES
	FAX: (852) 3740-4727	NEW YORK
PARTNERS	www.skadden.com	PALO ALTO
JOHN ADEBIYI ♦		WASHINGTON, D.C.
CHRISTOPHER W. BETTS		WILMINGTON
EDWARD H.P. LAM ♦*
G.S. PAUL MITCHARD QC ♦		BEIJING
CLIVE W. ROUGH ♦		BRUSSELS
JONATHAN B. STONE *		FRANKFURT
ALEC P. TRACY *		LONDON
MOSCOW
MUNICH
♦ (ALSO ADMITTED IN ENGLAND & WALES)		PARIS
* (ALSO ADMITTED IN NEW YORK)		SÃO PAULO
SHANGHAI
REGISTERED FOREIGN LAWYERS		SINGAPORE
Z. JULIE GAO (CALIFORNIA)		SYDNEY
GREGORY G.H. MIAO (NEW YORK)		TOKYO
ALAN G. SCHIFFMAN (NEW YORK)	October 17, 2013	TORONTO

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             58.com Inc. - Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, 58.com Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated October 11, 2013. Concurrently with the submission of this letter, we are filing herewith the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement Amendment No. 2”) via EDGAR with the Commission. To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 2 (without exhibits), marked to show changes to the Amendment No. 1 to the Registration Statement filed with the Commission on October 7, 2013.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering on October 18, 2013 and expects to request acceleration of the effectiveness of the Registration Statement on or about October 28, 2013.  The Company would appreciate the Staff’s continuing support and assistance.

Response to the Staff’s Comment on October 11, 2013

Set forth below are the Company’s response to the comment contained in the letter dated October 11, 2013 from the Staff. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page references in the Registration Statement Amendment No. 2 where the language addressing a particular comment appears.

In addition to adding and revising disclosure in response to the Staff’s comment, the Company has updated the Registration Statement Amendment No. 2 to reflect the Company’s recent developments.

Principal [and Selling] Shareholders, page 133

1.                                      Please name the British Virgin Islands Companies wholly owned by Mr. Chen and Mr. Zhuang, respectively, holding shares in 58.com, whereby Mr. Jinbo Yao, under power of attorney, is authorized to vote these shares in 58.com.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 137 of the Registration Statement Amendment No. 2.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                               Jinbo Yao, Chairman and Chief Executive Officer, 58.com Inc.

Hao Zhou, Chief Financial Officer, 58.com Inc.

Amanda Zhang, PricewaterhouseCoopers Zhong Tian LLP

Laura Butler, PricewaterhouseCoopers Zhong Tian LLP

David Roberts, O’Melveny & Myers LLP